================================================================================

                                               Filed by Franklin Resources, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                                   Commission File No. 333-52722
                          Subject Company: Fiduciary Trust Company International


FORWARD-LOOKING STATEMENTS:

                  Statements in this filing regarding Franklin Resources, Inc.'s business and proposed acquisition of Fiduciary Trust Company International which are not historical facts are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve a number of risks, uncertainties and other important factors that could cause the actual results and outcomes to differ materially from any future results or outcomes expressed or implied by such forward-looking statements. Such risks, uncertainties and other important factors include the following:

         o We face strong competition from numerous and sometimes larger companies.

         o Competing securities dealers and banks could restrict sales of our funds.

         o Changes in the distribution channels on which we depend could reduce our revenues and hinder our growth.







NY2:\1006796\01\LK%K01!.DOC\46360.0043

         o New share classes that we have introduced yield lower revenues and have reduced operating margins.

         o If our asset mix shifts to predominantly fixed-income products, our revenues could decline.

         o We have become subject to an increased risk of asset volatility from changes in the global equity markets.

         o The levels of our assets under management are subject to significant fluctuations.

         o We face risks associated with conducting operations in numerous foreign countries.

         o General economic and securities markets fluctuations may reduce our sales and market share.

         o Our inability to meet cash needs could have a negative effect on our financial condition and business operations.

         o We face increased competition in hiring and retaining qualified employees.

         o Our emerging market portfolios and related revenues are vulnerable to political and economic risks associated with emerging markets.

         o Diverse and strong competition limits the interest rates that we can charge on consumer loans.

         o Following the acquisition we will be subject to Federal Reserve Board regulation.

         o Fluctuating market prices that could cause the value of the Franklin's stock to be received by the Fiduciary shareholders to be less than its current value.

         o The acquisition could adversely affect Franklin's combined financial results on the market price of its common stock.

         o Franklin may not be able to achieve the benefits it expects from the acquisition.

         o Uncertainties associated with the acquisition may cause Fiduciary to be clients.

         Please also refer to the risk factors described in Franklin's recent filings with the U.S. Securities and Exchange Commission, especially with respect to Franklin, the "Forward-Looking Statements" section of the Management's Discussion and Analysis Of Financial Condition and Results of Operations in Franklin's From 10-K for the fiscal year ended September 30, 2000.


ADDITIONAL INFORMATION:

On December 26, 2000, Franklin filed a registration statement with the U.S. Securities and Exchange Commission in connection with its proposed acquisition of Fiduciary Trust Company International. Franklin and Fiduciary will be jointly preparing an amendment to the registration statement and will be filing such amendment with the Securities and Exchange Commission as soon as practicable. FIDUCIARY TRUST COMPANY INTERNATIONAL SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS AND THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED TRANSACTION. Investors will be able to obtain these documents free of charge at the Commission's website at www.sec.gov or from Franklin by directing such requests to Investor Relations, Franklin Resources, Inc., 777 Mariners Island Blvd., San Mateo, CA 94409, (tel:
1-800-632-2350 x28900).

         On January 25, 2001, Franklin Resources, Inc. held a teleconference for the investment community to discuss Franklin's first fiscal quarter and answer analysts' questions. A transcript of the teleconference and simultaneous webcast follows.

(4:30 p.m.)

OPERATOR: At this time, all
participants are in a listen only mode.
Later we will conduct a question and
answer session with instructions being
given at that time. If you should
acquire assistance, please to press
zero and
followed by star.

         As a reminder, this conference
is being recorded.

         I would now like to turn the
conference over to your host, Mr.
Marty Flanagan.

         Go ahead, sir.

         MR. FLANAGAN:  Thank you very
much, and I'm here with Greg
Johnson.  We are both members of
the Office of the President.

         We want to welcome everybody
on the phone and also via the Internet
to our first quarter conference call,
and as we have in the past, following
the practice of referring everybody to
the forward looking statement that is
both in the 10-K and also in the press
release, which focuses on the fact that
we are not making forward projections
on this conference call in the meaning
of the

Private Securities Litigation Reform
Act of 1995, and these forward looking
statements involve a number of risks,
uncertainties and other important
factors that could cause the actual
results and outcomes to differ
materially from any future results or
outcomes expressed or implied in such
forward looking statements.

         To get going with our call, I
would first like to start with net
income for the quarter, which was a
very good quarter. Net income was $149
million, or 61 cents per share. That
did include approximately 5 cents a
share of really one-time gains from our
investment portfolio.

         We ended the quarter with $227
billion in assets under management,
down from 230 billion in the prior
quarter; but that was really quite good
considering the very volatile market
that ended December 31st. Average
assets for the quarter were $226
billion versus 231 during the last
quarter. Once again, that is just the
result of the volatility in the
marketplace and the decrease in the
assets. We did have market depreciation
of $5.6 billion during that quarter.

         Taking a few highlights from
the operating results, revenues were
$564 million, down 5 percent quarter
over quarter, and that was really
driven by the decrease in management
fees following on the lower average
assets under management during the
quarter; and once again we would just
like to continue to encourage everyone
to watch the monthly assets under
management statements that we publish
because this is a key driver to the
revenues of the company.

         Shareholder servicing fees
were down during the quarter 8 percent,
although billable accounts were up
during the quarter to 9.7 million, and
the reason that happened was we
actually had a number of accounts
purged at the end of the last quarter.
So you lose the revenue from those, and
you have the increased revenue being
generated at a slower pace as the new
accounts comes on. But the good news is
we are increasing the number of
shareholder accounts that we have
within the complex. So that's very,
very good news.

         On the operating expense side,
they were down 5 percent quarter over
quarter. This includes a 3 percent
increase in comp and benefits, and, as
         everybody knows, October 1
starts our first fiscal year and that
is when the annual salary increases
kick in and the number of employees at
the end of the year were 6,328, down
slightly from the 6,489 in the previous
quarter. I's and TM occupancy was down
slightly, 4 percent during the quarter,
and advertising and promotion was down
quite a bit during the quarter, 19
percent. This spending decrease was,
you know, in line with the various
programs we had at the various times,
and also, you know, paying attention to
the effectiveness of advertising in
what was a very volatile marketplace.

         The EBITDA margin was very
strong, 39 percent during the quarter,
up from 35 percent the previous
quarter. With that, we think our
results were very,
very strong considering the marketplace
that we are operating in.

         A few more highlights. As you
know, during the quarter we entered
into an agreement to acquire Fiduciary
Trust Company, an excellent
organization. We are looking to
complete that combination by the end of
March, pending regulatory approval, but
all things seem to be on track.

         Also, during just recently, we
announced that we are changing the
method of accounting from what was
proposed to be a pooling method to a
purchase method. We think this will
give us greater flexibility in the
combined entities going forward. We
have established cross-company teams to
look at the most
effective ways to leverage the
organizations and we are very, very
keen on the opportunities going
forward.

         The other good news is, as
people know, we have been focused very
much on our service levels within the
organization and Dolbar at Frank Fis,
number five out of ten of the market
leaders and that is an improvement from
number nine in the prior year. So
overall things are really going quite
nicely, and I would like to pass it
over to Greg.

         MR. JOHNSON: Well, as you see
in the numbers, we break it out again
by asset category, and you can see that
the dividend reinvestment was really
the primary driver of earnings or of
flows being positive for the quarter.
If you remove that and try to look at
it on more of a removing the
reinvestments, outflows actually
increased from about 2.2 in the prior
quarter to 2.8 in the
current quarter. And really, if you
look to try to determine if that's a
trend or going forward, I think that
quarter it's a little bit difficult to
draw any conclusions going forward
because of the large capital gains that
we paid in most of the big funds, and,
you know, as you are aware, you tend to
see some increases in redemptions prior
to the X dates, so it's very hard to
really determine if that trend of
redemptions and lower flows is going to
be something going forward because we
are seeing much better trends in the
current month.

         As most cases for the
industry, the global category, you
know, is where we are seeing the
international flows and where we are
seeing the heaviest
         outflows, and other than that
it's pretty much inflows across all of
the other product lines. The investment
performance for the year has really
been, I think, probably the best in
recent memory for the organization, and
we are ranked number two out of the 20
largest firms for an asset weighted
domestic equity performance. Mutual
Series funds up between 12 and 14
percent, and many of the Franklin
funds, that some of the funds that had
been forgotten in this type of market
like the Franklin Income Fund,
Convertible Fund, were actually the
number one funds in their respective
categories.

         We recently introduced the
Global Growth Fund and the Global
Aggressive Growth Fund in the U.S. and
the Franklin World Growth Fund in
Canada, which

Fiduciary Trust is subadvising on
behalf of Franklin.

         And more recently in the press
we announced a mutual fund portal that
we are working on with Fidelity and
Putnam, where we are offering an
alternative to many independents out
there to access consolidated fund
information, which, you know, we think
could be very exciting going forward.

         So now, we would like to open
it up for any questions.

         QUESTIONER NO. 1: Hi. Good
afternoon, guys.

         Obviously very happy to see
your decision regarding Fiduciary Trust
and the purchase, but was wondering
technically what that means for the
timing of any potential resumption of
repurchase activity. I have two follow
ups, too.

         MR. FLANAGAN:  I'm sorry,
Mark.  What's the second part?

         QUESTIONER NO. 1:  I had two
other questions, but I will let you
answer that first.

         MR. FLANAGAN:  I mean as you
know, we do have the repurchase
program in place and, you know --

         QUESTIONER NO. 1:  It's
effectivly immediate is it?

         MR. FLANAGAN:  It is.  Since
we have changed, you know, taken
out the S-3 filing, and so we
would be capable of buying back
stock.

         QUESTIONER NO. 1:  Okay.  The
tax rate dipped a bit despite the
Bissett acquisition that I thought
that was going to bring it up a
little bit.

         Is that due to geographic mix
of earnings, and I assume that that's
assumed to be sustainable for the full
year?

         MR. FLANAGAN:  Yes.  As you
know, I mean, it's pretty complex,
but, I mean, you are really -- it's
just switching asset mix along with
really good timing of Bissett.

         So I think, you know, as we
have in the past, we do try to do, as
the guidance is given to us, look out
at a year and try to get some
understanding of what we think the rate
might be.

         QUESTIONER NO. 1: Okay. And
lastly, the Fiduciary Trust, can you
just give us a general sense of their
results in the comparable period and/or
any updates and thoughts regarding
synergy cost saving, revenue, synergy
opportunities that you think you might
have changed down in the last month or
two here.

         MR. FLANAGAN: Sure. A few
comments.

         One, as we had at the last
analysts' conference call, we are still
very focused on the operational
leverage that we did put forward, and
we do think by sort of a best practices
approach, looking at the combined
organization, that there are going to
be cost savings just simply by the
sheer size of the organization and
sharing of technology expenses, et
cetera, et cetera. And as I referred to
earlier, we do have these cross-company
teams looking at those things, and all
of our assumptions from the due
diligence seem to be coming true at the
moment.

         But as you do know, we are
limited in what we can do from a legal
point of view. But early on -- and it
looks very, very promising, and as Greg
pointed
out already Fiduciary is a subadviser
to us on the global growth products,
and the organization just seems like
it's going to be a great combination.

         With regard to when it's going
to be agreed, we would still on be the
same schedule at the moment, excluding
the bonuses by the end of the second
year, and as you know that's based on
an awful lot of assumptions, and I'm
making that statement assuming that the
existing accounting for a purchase
accounting is in place. If in fact
that's, as we just heard it this
morning, setting down the path of what
we have been reading about, that would
have another positive impact on us as
an organization. So I think those are
all good news.

         With regard to Fiduciary's
results, we are not in a position to
comment
on those, and as you know, they are a
public company and they will actually
next week be announcing some results;
and I think that would be the most
appropriate.

         QUESTIONER NO. 1: With what
you are aware of you are still
comfortable with your initial thoughts
on Fiduciary?

         MR. FLANAGAN: Yes. That's
right.

         QUESTIONER NO. 1: Fair enough.
Thank you very much.

         MR. FLANAGAN: Okay, Mark.

         QUESTIONER NO. 2: Good
afternoon. A couple of questions.

         One, I just wanted to, if you
look at the distribution margin, if you
take the underwriting revenue less the
expenses and then you divide that by
the revenues, it looks like it actually
crept back up. A year ago it was 12.8,
last quarter it was 10.7, and this
quarter it was kind of 11.4 percent.

         I just want to get some
indication what's going on there.

         MR. FLANAGAN: I can make some
comments around some of that, and I
think Greg can talk about the broader
picture, about, you know, of what he
sees distributionwise.

         As you know, what's happened,
we have just so many different classes
of shares at the moment and that is
really the principal driver in this;
you know, people's choices change. I
mean, that is really what's having an
impact. And I'm going somewhat from
memory, but if I recall, a year ago
there was an awful lot of big
noncommissionable sales, upfront sales,
which made that distribution line look
different than it does now.

         But I think maybe Greg can
give some comments and just sort of
preferences out there and see if that's
helpful.

         MR. JOHNSON: Yes. As you know,
I mean a lot of that, the commission
line, the revenue line there is a
function of sales; and Marty is right.
I mean, depending on where those sales
come that can change on a quarter to
quarter basis, but we haven't really
seen any big shifts as far as more B
shares, you know, the C shares continue
to be very strong, but I don't think
there is any conclusion to be drawn.

         There is a lot of things that
flow through that line and can create
some volatility in the short run, but
nothing really there to comment on, I
think, from a distribution trend.

         QUESTIONER NO. 2:  Two other
just quick follow-ups.  One is the
sale leaseback, you have two more
quarters of that; is that right?

         MR. FLANAGAN: Right. Yes.

         QUESTIONER NO. 2: O.K.

         Then the final thing is, it
just looks like to me if you boil down
to kind of where you are having the
biggest redemptions it remains on the
global international side.

         Can you just -- I mean, are
you getting any indication from your
distributors on what kind of what
preventive measures or anything or are
you starting to see a turn? It looks
like you would, just given that we've
had kind of this blowup in NASDAQ that
some of these things would be more
appealing.

         MR. JOHNSON: Well, you know, I
think the story with the global side
for us and looking at the trends and
where performance and when it turned
around, it really was very late in the
year, and the currency had a big impact
on Templeton's relative performance,
and, as you know, the dollar was weak
right at the end of the year. So that
really gave it -- really changed the
picture as far as how those funds
performed on a relative basis.

         Now again, not enough to get a
lot of momentum on the sales side, when
you are up 1 or 2 percent and you
compare that to the average, which may
be down 12 to 14 percent, but again
it's top decile for the Templeton funds
for the first time in a few years.

         So when will that turn around,
you know, that's a difficult question,
but I think you have to remember that
the numbers you are seeing are really a
function of very poor relative
performance over the short term, and
really just now still people are
looking at those, you know, the
one-year numbers, and starting to
recognize.

         So the message is very
positive, now but the global, that's
the one category right now in the
industry that it is having the largest
outflows and having a heavy asset
weighting in that area. It's definitely
affected us. But, you know, it's all
relative to what's happening in the
rest of the marketplace. And clearly,
we are getting a lot more interest
there than we have been on the Mutual
Series side.

         So I think all of that is very
encouraging and the numbers are the
leading indicator, and it was a very
strong year for Templeton, and I'm not
sure a lot of people recognize that
yet.

         QUESTIONER NO. 2: Just one
quick one for Marty. I guess I don't
understand. If we -- on the -- we are
now going to have the purchase, do you
have that from one quarter, from March
to June, and then we have to bump up
our goodwill and bring it down after
that?

         MR. FLANAGAN: Yes. Yes. I
mean, what we are anticipating right
now is assuming we close at the end of
March, we would have a quarter of
goodwill, new goodwill amortization on
the Fiduciary acquisition under the
existing accounting
practices, and then it would change
going forward. And I think the other
thing that most people, you know, to
just follow up on that, the other
elements that will be impacted if in
fact the proposed FASB goes through is
that Templeton acquisitions going
forward, that amortization and goodwill
will stop. Mutual Series, it is
intangibles that are being amortized
under an undeterminable life, and right
now under the current proposal that
would also be stopped.

So it will have quite a meaningful
earnings impact, though not much on a
-- you know, no change on a cash flow
basis but a big change in the earnings
impact. And I think the wise thing to
do for all of us is just wait until all
the
exposure drafts get done and we know
exactly what the game plan is.

         QUESTIONER NO. 2: Thanks a
lot, guys.

         QUESTIONER NO. 3: Thank you.
Good afternoon everybody. Marty, I just
wanted to get a sense for your
statement on -- when you said purge
some shareholders last quarter, was
that a function of your initiative or
was it from the shareholders?

         The second question is I just
want to revisit the free cash flow
assumption for this year. Maybe if you
could be more specific of how we should
think about the use of free cash.

         And I have a couple of
follow-up questions.

         MR. FLANAGAN: Sure. The
purging of accounts, I mean, that
is an industry practice where
basically as you go through a
redemption period some accounts
actually closed.  And so, you know,
after an account closes you keep
them on, you know, on your books
for a period of time because you
are obligated to do a year-end
profit scene and a number of
things along those lines.  And
that's when you saw accounts go
from 10.5 million at the end of
June to 9.2.  So you saw that.

         That was materially -- the
material cause of that was the purging
of what were previously closed accounts
over the prior 12 months, and once
again that's a very typical thing. It
looks more like an aberration for us
this time going back, compared to
previous years, simply because of the
period that we have been in of
redemptions.

         So but, as I said, to repeat
myself, the good news is during the
period from September to December, we
saw 500,000 increase in shareholder
accounts, and, you know, that is
reflective of new investors opening new
accounts. So all good news from that
standpoint.

         And with regard to what we are
going to do with our cash, I guess to
really put in the context of the good
news about the change in accounting to
purchase accounting, just gives it a
lot more flexibility, as you know. Now
we will have an ability to buy in
stock, if it, you know, makes sense for
the organization, and also just gives
us a little more capabilities on the
balance sheet.

         And I would just like to take
-- actually look back at what we have
done historically, and I think we tend
to do the right things with our cash
and, you know, we will continue to do
that.

         QUESTIONER NO. 3: Your
authorization at this point is
open-ended; is that correct?

         MR. FLANAGAN: Yes. I think
there are about 5 million shares
available right now.

         QUESTIONER NO. 3: The
following question, I have one for Greg
and one for yourself. I will start with
you, Marty.

         Just give a sense, the IS&T
line is somewhat bumpy over the last
few quarters, are you through with the
bulk of the heavy spending and might
see a moderation of that going forward,
or is that sort of a good baseline to
which you are going to grow off of
going forward?

         MR. FLANAGAN:  Yes.  It's a
great question, and I know
everybody is very focused on it,
but we have a large demand for IT
investment, as do most
organizations do.  And, you know,
we spend a lot of time on it and we
focus on investing in things that
make the business better, and, you
know, we are going to continue to
do that.

         So there is -- I don't want to
give the impression that it's a
decrease in demand. Not at all. I think
there is, you know, continuing demand,
and we will continue to take on that
demand, if it makes sense for the
organization, and we will continue to
improve the organization. So we are
very committed to it.

         With regard to the bumpiness,
as we have talked about in the past,
you know, the first thing we focus on
is what's good for the business, and it
has
been made more difficult by the way
that, you know, we now have to account
for IT activities, so -- and I know
everybody would like me to be a lot
more specific, but I don't think --
well, I know I'm not capable of doing
that. So I think the only guidance I
could give is if there is more demand,
we will continue to invest in the
business and do what's right for it
and, you know, stay focused on our
results also.

         QUESTIONER NO. 3: Greg, I just
want to get a sense maybe, it's
obviously early in the new year, but if
you could give us a sense of the trend
by some of the broad industry lines or
buckets, if you will, both domestically
and globally, what you are seeing in
terms of sales activity.

         Hello?

         MR. JOHNSON: Yes. Sorry.

         It's hard for us to -- we try
not to look forward with numbers as
well as sales, and I think, again in a
broad context, January tends to be a
good month for the industry. I think,
you know, we see that same kind of
trend for us.

         So the same areas, I wouldn't
say there is a big shift in flows
occurring, but clearly they are up
considerably from where they were, you
know, and our hope is we end this
quarter in positive sales.

         QUESTIONER NO. 3: Positive
sales or positive flows?

         MR. JOHNSON: Positive flows.

         QUESTIONER NO. 3: Thank you.

         QUESTIONER NO. 4: Good
afternoon. I have a few questions.
Given the much better
investment performance now really
across the entire product line,
what's your philosophy on spending
on advertising?

         Are you going to promote that
more robustly than in the future, and
can we expect to see a higher wrap-up
rate as a percentage of, let's say,
assets for advertising?

         And for the current or -- I'm
sorry, for the -- this quarter, the
past quarter actually, what portion of
the increase in comp was due to the
performance-based compensation for the
PMs that generated the good
performance?

         Two more questions on top of
that. What is the level of assets at
Bissett and the investment income line,
excluding that one gain, is that all
coming just from cash on the balance
sheet, or is there other stuff in that
as well?

         Thanks.

         MR. JOHNSON: The first one, on
the advertising, part of the reason you
see the number of promotions down
quarter to quarter, we tend to spend
less, you know, during the holidays,
especially December, November. So that
is a bit seasonal as far as our media
plan and would be consistent if you
look back on a year-to-year basis.

         The advertising, you know, we
do plan out for the year, and we have
kind of a base plan in place and then
we look at the environment, and we will
do incremental spends throughout the
year.

         So I think if we feel it's an
opportunistic time to increase the
advertising, especially through the TV,
which we plan on doing more brand-type
advertising on TV, you know, that's
something that we will do; but again, I
don't think it's going to have any kind
of material impact.

         I think the plan is to be
fairly consistent with what we have
done in the past few years, but, you
know, if the environment is right and
we can do some opportunistic
advertising, we will spend incremental
dollars there.

         What was the next part, the
second part?

         QUESTIONER NO. 4: The comp
expense for the first quarter, for the
quarter just reported, what portion of
that was due to performance incentives
for portfolio managers?

         MR. FLANAGAN: Yes. The bulk of
it actually was salary increases for
the organization, as we went through
our salary review.

         But I want to pick up on your
point. You know, we are very focused on
performance-based compensation and
rewarding those individuals that
perform well, and the focus that we
have had, speaking specifically around
portfolio managers, is to compensate
for good, long-term performance over,
you know, one year, two years, five
years. So, you know, we are very
cognizant of the actions that you put
in place, people respond to them.

         And then, with regard to
Bissett, there has not been a material
change in the level of assets under
management at Bissett, and the
principal reason is we really -- a big
part of principally institutional
manager, but we got our retail funds up
in the latter part of December, and
right now there are net flows, you
know, nothing material overall for the
company, but they are bringing -- it's
a great organization, great people.
They have, you know, good performance.

         So it has been a real nice
combination with the organization, and
we think it's going to continue to do
good things for us in Canada, in a
marketplace that is continually under
consolidation, and we think we are
positioned very well there.

         QUESTIONER NO. 4: And, Marty,
that's around 3-1/2 billion of assets?

         MR. FLANAGAN: Right.

         QUESTIONER NO. 4: So that
should be included in the tabulations
of the ICI of Canada when they count
your assets, right, it should be
included in that total?

         MR. FLANAGAN: Yes, but I don't
know about for this quarter.

         QUESTIONER NO. 4: Yes. I think
they missed it. You didn't have a major
decline in assets in Canada, did you,
in the Templeton business?

         MR. FLANAGAN: No. I mean --
no. I mean, no. So I suspect that
wasn't in because we literally just got
the funds up and running in December.

         QUESTIONER NO. 4: Okay.

         Just a final question, on the
investment income line.

         Outside of the 17 million,
were there any other unusual items or
just, you know, cap gains or --

         MR. FLANAGAN: No. We did want,
because it was, you know, so different
than previously, we did want to make
people aware of that,
but I do want to make sure people are
still, you know, going back to the
previous disclosure, and -- actually,
Henry was the one that brought it up --
I mean, there was the headquarters
amortization outside of the 5 cents
that we have pointed out here. That
will continue for a couple more
quarters.

         QUESTIONER NO. 4: Thanks very
much.

         MR. FLANAGAN: Sure.

         QUESTIONER NO. 5: Hi. Good
afternoon.

         Marty and Greg -- Greg, I want
to start with you. Question on
advertising. Why is Franklin's
advertising approach to decrease its
spending in the final calendar quarter
appear so different, versus a lot of
firms that are talking about building
up their advertising, getting ready to
draft new assets either at the end of
the year or at the beginning of the
year? Can you talk to that?

         MR. JOHNSON: Because all the
other ones are spending all the money
in that period.

         You know, it's something you
could argue either way. We just found
that the attention to sales activity is
a bit slower during that period, and it
is a time when there is a lot of
heavier competition, you know,
especially in many of the publications.
So it's something you can debate.

         But we tend to kick off in
January, and because of our heavy muni
presence, we do a big kick there in
around tax season. That's when we kind
of spike it up, and historically that's
what we have done. But all of that is
always up to debate, and that's what we
have the marketing experts for, and,
you know, that probably is a good, good
thing to look at.

         QUESTIONER NO. 5: Marty, I
know you haven't been willing to share
with us the amount of technology that's
been capitalized on a quarterly basis
in the past.

         One, would you be willing to
do that now; or, two, in the
end-of-year financials it appears that
furniture, software and equipment
within the property and equipment line
went up pretty substantially, almost to
about $90 million. Can you share with
us what percentage of that is
attributable to IS&T spending?

         MR. FLANAGAN: Amy, I don't
have that in front of me, so I can't
answer the question intelligently.

         But, you know, we will take a
look at it and see if we can do
something
that is more helpful to you. But I
still come back to, you know, our focus
is not necessarily on the level of
spending but on the effectiveness of
the spending. But I understand that
it's helpful to you to have an
understanding of where we are going.

         So we will just try to balance
that out and see what we can do.

         QUESTIONER NO. 5: Okay. And
last question. It relates to kind of
investment and other income.

         What do you think, even
including the headquarter amortization,
would be kind of a good run rate going
forward? Is there something else that
was either seasonal in here?

         Because I guess the concern is
if we really look at core operating
earnings, you know, X out the other
income, we are seeing kind of EPS
falling
off quarter to quarter and trying to
get a sense of, you know, what's a good
run rate to use on this line item.

         MR. FLANAGAN: Sure. That's a
good philosophical thing.

         At the end of the day our
balance sheet is getting stronger and
stronger, and so we are going to
generate more, you know, other income,
and there are some seasonal things that
go on also because much of the money on
our balance sheet is in fact invested
in our funds and as we go through, you
know, periods of -- when dividends are
paid out, that shows up as gains in the
other income lines.

         And to get back to your point
-- and that's also why you categorize
our income statement in that way, is to
focus people on operating results, and

I would maintain that these operating
results for this quarter and this
environment were really quite good. I
think we did a good job on the cost
side, while continuing to invest in the
company, and even though there was a
decrease in average assets under
management because of volatility in the
marketplace, you know, I think it's
really some pretty good results.

         But to your point, we have
tried very much in disclosure to give
you some sense whereas the last quarter
we were pointing out that the
amortization of the building was in
other income, and this 5 cents did seem
on top of, in sort of a unique gain,
and so we tried to cull that out. So I
think those are the two things where we
are trying to give some sense of what
might be normal.

         If you take those two things
out and you overlay it with increasing
liquid assets on our balance sheet, as
we continue to earn, you know, have
earnings.

         QUESTIONER NO. 5: Considering
the size of the cash on the balance
sheet right now -- I think it's close
to about a billion -- what is kind of
the average return that you are getting
on the investments of the funds that
you are investing in?

         MR. FLANAGAN: Yes. You know,
we have not published our returns, but
I would say broadly -- or the asset
mix, but much of it is invested in our
funds and we have had good performance
so....

         QUESTIONER NO. 5: I will keep
trying, Marty. Thank you.

         MR. FLANAGAN: Thanks.

         QUESTIONER NO. 6: Are you
still there?

         MR. FLANAGAN: Yes.

         QUESTIONER NO. 6: Quick
question on gross sales underwriting
revenue, to follow up with the share
classes.

         Looks like the fact gross
sales were up but the underwriting
revenue was actually down, and I'm
having difficulty reconciling those two
factors.

         And the other piece was, in
the info technology expenditures, while
you have indicated some sort of
baseline level, can you discuss
qualitatively the types of ongoing
projects? Do you have any new projects
for 2001 which could include a T plus
1?

         MR. FLANAGAN: Sure. Why don't
I deal with the IT investments, and
Greg can talk about sort of the asset
mix.

         Qualitatively, and this is
sort of repeating some of the things we
have been focusing on, I mean, we are
very focused on generating returns for
the organization, and one of the things
we talked about investing in -- well, I
don't know is we call them new
technologies anymore, but web
technologies, to improve service
levels.

         And as we improve service
levels, we have also seen we have
gotten some good marks what I'd call
from service standing start on our
website and its the focus for the
Investment Adviser Channel. So we will
continue to stay on those.

         So the investments are around
improving service levels, decreasing
costs, things like profiting-type
activity, you know, projects along that
way.

         Also, the other principal
areas are tools for investment
managers. And using, once again, some
of the web-based technologies for
sharing information, trying to make
life easier for people, and also some
of the technologies around the
call-center type activities.

         So it's pretty broad, and in
fact, it's very broad. And as I said
previously, you know, there is a huge
demand, and our focus has been on
what's important to the organization.

         And actually -- I forgot
another big channel it's really also
supporting -- and I think Greg can
speak to this -- sort of the sales and
marketing activities and information
for the more intelligent, you know, on
who to be focusing on from sales and
service levels.

         So it's, you know,
qualitatively that's really where it
is. So operational improvements,
service improvements, and tools to
improve the effectiveness of the sales
force and portfolio managers.

         MR. JOHNSON: And if I can just
add on this.

         The first part of the
question, on the inconsistency between
the increase in sales versus the
underwriting commission line, again,
that's really the mix of sales.

         And in a volatile market
period, like we had in that quarter, I
think we had a heavier mix in a lot of
the NAB sales, the 401-K, the
investment-only side of the business,
which was heavier during that period,
and in the prior quarter we had the
Biotech Fund, where we reopened it.
That was all primarily
retail coming in, most of it at the
full commission.

         So that probably had a little
quarter-to-quarter effect there as
well.

         QUESTIONER NO. 6: Just one
follow-up question.

         Is there any additional comp
savings that you guys might be able to
squeeze out of the consolidation of the
back office platforms from the Mutual
Series, Templeton and Franklin Funds?

         MR. FLANAGAN: I don't know if
I would call it from those
combinations.

         Those are well underway, but
what I was referring to earlier, I
mean, very, very much the service areas
are focused on, you know, and I mean
constantly focused on, improving
service levels and decreasing costs,
and we do
think that there is new ways of doing
business and new ways to look at
business. And if looking at things like
workflow and straight through
processing, I mean, those things will
continue to allow us to, if not
decrease costs on an absolute basis,
decrease our per unit costs, and as
volumes come, we should not -- you
know, our goal is not to have our cost
levels follow volumes as they go up.

         And I think we have shown over
the last couple of years that we have
been pretty effective at that, and we
are going to stay focused on it.

         QUESTIONER NO. 6: Great. Thank
you.

         QUESTIONER NO. 7: Hi. Marty,
if you purge the million-three accounts
in the quarter what was the offsetting
expense savings for that?

         MR. FLANAGAN: I don't know how
to answer that, Jim. I mean, if --

         QUESTIONER NO. 7: I saw you
lost 4 million in revenues or more from
--

         MR. FLANAGAN: Yes, but
basically, you know, the accounts were
gone and there were people servicing
those accounts, and to follow your
thought it would be if you don't have
the accounts you don't need the people
to service them, but I mean, there is
sort of a fixed level of support there.

         So we did not, you know, to --
I don't know that I can be helpful.

         QUESTIONER NO. 7: Okay.

         Related question is, your
compensation ran 25 percent of
revenues; you know, that's quite a lot.

And you are telling us that not much of
that was incentive; it was all raises
and bodies, I guess.

         So what do you think we should
look for for the rest of the year? If
it generally runs 22, 23 percent for
Franklin, and now it looks like it's
25.

         MR. FLANAGAN: Yes. Well, Jim,
I mean, we are struggling with what
everybody else is, and that we are
focused on, you know, being -- you
know, having very good people and
compensating them fairly, and I think
that is reflective -- being reflected
in that line.

         And we are very focused on
that, and that is our answer at the
moment, and we think it's frankly, you
know, something that's important to the
organization going forward.

         QUESTIONER NO. 7: Fiduciary,
it's my understanding that you will
have to identify the intangible that's
in the acquisition, which is about $700
million. You have to identify a
goodwill piece and an intangible,
to-be-written-off piece.

         MR. FLANAGAN: Yes.

         QUESTIONER NO. 7: So there
will still be, even going forward into
02 and 03, assuming the deal closes,
there will be amortization of some
amount.

         MR. FLANAGAN: Absolutely;
correct.

         QUESTIONER NO. 7: O.K.

         If you close the transaction
-- oh, and then are you saying that if
Templeton is primarily goodwill -

         MR. FLANAGAN: It is.

         QUESTIONER NO. 7: Mutual
Series is contracts?

         MR. FLANAGAN: Yes.

         QUESTIONER NO. 7: Shouldn't
their Mutual Series amortization
continue?

         MR. FLANAGAN: No.

         Once again, whether it's
currently -- you know, in the current
thoughts is that the goodwill will
stop, so all the Templeton amortization
would stop; but that if something is
categorized as an intangible with an
indefinite life which resulted in a
40-year amortization, that in fact
would be treated effectively as
goodwill and not be amortized and
that's how --

         QUESTIONER NO. 7: Okay. Fair
enough.

         MR. FLANAGAN: -- contracts are
on our books.

         QUESTIONER NO. 7: Okay. Thank
you.

         MR. FLANAGAN: Okay.

         QUESTIONER NO. 8: Yes. Marty,
just kind of moving back to this
advertising line.

         So it's down 20 percent off
its peak, and I'm just wondering, given
that you have to be I guess more
sparing in terms of how you allocate
these ad dollars, are you focusing more
on, you know, marketing the funds that
are working because you haven't had a
turnaround in performance with a number
of funds, as opposed to branding the
Franklin name?

         How are you working with these
advertising dollars? Maybe you can give
us some color there.

         MR. FLANAGAN: Yes. I think
Greg is better suited to do that.

         MR. JOHNSON: You know, first
of all, again, the advertising dollars,
as far as what was spent, was not down
from the prior year. I mean, it was
basically about flat. So there is other
things that caused
these changes quarter to quarter,
and we do shift our spending quarter
to quarter.

         But as far as how we advertise
-- and that's something we debate quite
a bit too, about, you know, leveraging
the message across the brand versus
marketing the products and subbrands
and the individual, whether it's a
Mutual Series or a Templeton or a
Franklin, and I think what you will be
seeing, and you are already seeing in
our ads, is kind of a combination of
the two where they are all going to
start looking alike, where we can
leverage the Franklin Templeton brand
with a little bit of a product message
in there as well.

         Because we think ultimately
that's the best way to get the message
out with that amount of dollars, and,
you know, we can sit here and debate
what the
         right formula is, but, you
know, I think it's probably less
product-specific performance ads and a
little bit more of a general corporate
and what is the story behind the
investment process.

         QUESTIONER NO. 8: Greg, also,
I'm just curious. I mean this is an
industry that has been great. I mean,
fees have always been just, you know,
holding on, if not going up, and given
that we have kind of been through this
pretty -- you know, this really bear,
are you noticing any pressures on fees.
Have you spoken with Ann Tatlock in
terms highest net worth business? Just
maybe you can comment on the
institutional business.

         If you can just give us a
sense in terms of our people getting a
little bit more aware of what they are
paying.

         MR. JOHNSON:  Yes.  I think
that's true, again, in any business,
especially one that has the kind of
coverage and competition that our
industry has.  So clearly there is
pressure on fees.

         I think if you start on the
institutional side, that's where you
see the most pressure; and if you work
your way up to the retail, then to the
high net worth, that's where you
probably see the least amount of
pressure, as you get into more the
full-service type models.

         So, you know, we are seeing
quite a bit, but as the industry
changes we are starting to see a lot of
new opportunities for our investment
management that we haven't seen before,
where we don't have to have all of the
cost
structure and servicing and marketing
platforms to participate in different
distribution channels.

         So, yes, those are going to be
lower fees but could be more profitable
than your traditional say mutual funds.
So, you know, I think that's just the
nature of any business like ours, but
one that it's not accelerating in any
way here in the last quarter because of
market volatility.

         QUESTIONER NO. 8: Okay. Great.
Thanks.

         QUESTIONER NO. 9: Just a
follow-up question. I just want to sort
of come at the margin question a little
differently.

         In prior periods when you have
had a snap-back in flows, what kind of
delta do you have on the margin, if you
will -- obviously, you have a fair
amount of fixed at point in time, but,
you know, other companies, say, when
you get a sort of to sharp snap-back in
equities and fixed income, you are
talking about the margin might be close
to 80 to 90 percent. I just want to get
your perspective on that.

         MR. FLANAGAN: A little more
color. I'm not understanding exactly.

         QUESTIONER NO. 9: I just want
to get a sense. There seems to be a
fair amount of concern on the cost
side.

         I was just curious about the
leverage that there might be on the
franchise, if you were to have a
re-acceleration of net flows.

         MR. FLANAGAN:  Okay.  If you
put our results into a two-year
context, effectively, our concern at
management have been flat for a good
two years, and I think if you look
at our margins, we have actually
been expanding our margins during
the period.

         Sort of two points. One, that
is because we have been able to become
more efficient operationally, and while
we are improving service levels, as I
said before. But at some point it's the
focus on investing in the business, and
that's what we are doing.

         And to follow -- to get your
point exactly, the wind has not been at
our back for a couple of years. The
wind at our back will result in clearly
a lot less pressure on the margins for
the company.

         QUESTIONER NO. 9: Innately, do
you think your sustainable margin is
stronger today given your sort of new
geography, new product mix, your
synergy programs, versus where you were
in the early `90s?

         MR. FLANAGAN: Well, I just
think it was -- obviously, it's a
different business but it's also a
different industry, and like all of us
as we all get better there is a lot
more competition and a lot more
pressure.

         And I personally think it's,
you know, not a wise thing -- I
wouldn't be looking at our margins and
expecting that they are going to be
skyrocketing up. I think on the
long-term basis that's unrealistic
because we are under pressure to, you
know, offer new products, new services
all the time.

         And so, our approach has been
to become more efficient, more
effective in those savings and get
reinvested in new products and new
services in the company, and we will
stay on that. So I mean, I think it's

-- if the world didn't change, and then
I would say that clearly there could be
upside to the margins, but I think
that's unrealistic when you look longer
term.

         QUESTIONER NO. 9: Thanks.

         MR. FLANAGAN: Okay.

         QUESTIONER NO. 10: Hi. I just
wanted to clarify something that Amy
brought up because I have gotten the
same question and just haven't gotten
-- haven't seen the numbers that
substantiate the concern regarding the
capitalization issues.

         And, Marty, you have talked
about this before, that almost as if
you are being forced to capitalize more
than you used to before because of the
new rules. And I just wonder if maybe
you're thinking of it in a more
conservative fashion than other people
because I look at the annual and I see
nonintangible
depreciation and amortization, the
noncash charge, up 25 percent and the
actual additions to property and
equipment down 30 percent from `99 to
2000 on a capitalized basis. And your
disclosures of even tech info systems
and occupancy, they are up from `99 but
they are still down 30 percent from
`98.

         And it just doesn't seem to me
like you guys are certainly being
wantonly aggressive in capitalizing
expenses as opposed to expensing them.
And I just want to make sure I'm not
missing something in these numbers.

         MR. FLANAGAN: No, not at all.

         I mean, our -- frankly,
obviously, we have to follow the
guidelines as given to us by FASB, but
our -- you know, we are the other way.
I mean, if in fact you can expense it,
we prefer to expense it.

         QUESTIONER NO. 10: Is that the
explanation, I guess maybe I'm looking
for, that you kind of always have done
that and so it's really not that much
of a difference for you, the new rules
or --

         MR. FLANAGAN: No. The new
rules force you to capitalize more than
in the past, and, uh -- but we are not,
you know --

         QUESTIONER NO. 10: But you
always expense what you could so it's
not maybe as meaningful a swing as it
otherwise would have been. Is that
fair?

         MR. FLANAGAN: I don't know
that I can say that for that.

         QUESTIONER NO. 10: Okay.

         Well, the numbers are what
they are. I will keep looking at them.
Okay.

         MR. FLANAGAN: Thanks. Okay.

         We appreciate everybody's
time, and we will be in touch at the
end of the next quarter results. So
everybody have a great evening.

         OPERATOR: Ladies and
gentlemen, that does conclude our
conference for today. Thank you for
your participation, and you may now
disconnect.

         (Time noted: 5:30 p.m.)